Exhibit 99.4

Total financial statements

Fourth quarter and full year 2004 consolidated accounts, French GAAP

CONSOLIDATED STATEMENTS OF INCOME
Total

				For the year	For the year
Fourth quarter	Fourth quarter			ended 31,	ended 31,
2004	2003		Amounts in millions of euros (1)	December	December
(unaudited )	(unaudited	)		2004	2003

34,832	27,533		Sales	122,700	104,652
(28,883)	(23,090)		Operating expenses	(101,141)	(86,905)
(1,794)	(1,305)		Depreciation, depletion, and amortization of tangible assets	(5,498)	(4,977)

			Operating income
(75)	(46)		Corporate	(215)	(209)
4,230	3,184		Business segments *	16,276	12,979

4,155	3,138		Total operating income	16,061	12,770

(118)	(121)		Interest expense, net	(234)	(232)
29	56		Dividend income on non-consolidated subsidiaries	164	152
(3)	(1)		Dividends on subsidiaries’ redeemable preferred shares	(6)	(5)
2,578	(432)		Other income (expense), net	2,174	(1,060)
(2,427)	(1,185)		Provision for income taxes	(8,316)	(5,353)
(675)	218		Equity in income (loss) of affiliates	337	1,086

3,539	1,673		Income before amortization of acquisition goodwill	10,180	7,358

(225)	(41)		Amortization of acquisition goodwill	(308)	(139)

3,314	1,632		Consolidated net income	9,872	7,219

77	42		of which minority interest	260	194

3,237	1,590		NET INCOME **	9,612	7,025

5.31	2.54		Earnings per share (euros) ***	15.61	11.06

5,077	3,209		*Operating income from business segments, adjusted for special items	17,123	13,004

2,504	1,633		Net operating income from business segments, adjusted for special items	8,792	6,973

2,366	1,747		**Net income, adjusted for special items	8,886	7,344

3.88	2.79		***Earnings per share, adjusted for special items (euros)	14.43	11.56

2,519	1,747		**Adjusted net income (2)	9,039	7,344

4.13	2.79		***Adjusted earnings per share (euros) (2)	14.68	11.56

 (1) Except for earnings per share

 (2) Net income, adjusted for special items and excluding equity share of amortization of goodwill and intangible assets related to the Sanofi-Aventis merger

CONSOLIDATED BALANCE SHEET
Total

	Amounts in millions of euros

	31/12/2004	30/09/2004	31/12/2003
		(unaudited)

ASSETS

NON-CURRENT ASSETS
Intangible assets, net	1,908	2,056	2,017
Property, plant, and equipment, net	36,422	37,398	36,286
Equity affiliates : investments and loans	9,874	8,420	7,833
Other investments	1,090	1,207	1,162
Other non-current assets	3,239	3,059	3,152

Total non-current assets	52,533	52,140	50,450

CURRENT ASSETS
Inventories, net	7,053	7,044	6,137
Accounts receivable, net	14,025	14,646	12,357
Prepaid expenses and other current assets	5,363	4,660	4,779
Short-term investments	1,350	1,356	1,404
Cash and cash equivalents	3,837	12,523	4,836

Total current assets	31,628	40,229	29,513

TOTAL ASSETS	84,161	92,369	79,963

LIABILITIES & SHAREHOLDERS’ EQUITY

SHAREHOLDERS’ EQUITY
Common shares	6,350	6,543	6,491
Paid-in surplus and retained earnings	33,266	34,307	30,408
Cumulative translation adjustment	(4,653)	(2,997)	(3,268)
Treasury shares	(3,703)	(5,788)	(3,225)

Total shareholders’ equity	31,260	32,065	30,406

SUBSIDIARIES’ REDEEMABLE PREFERRED SHARES	147	403	396

MINORITY INTEREST	629	674	664

LONG-TERM LIABILITIES
Deferred income taxes	6,063	5,591	5,443
Employee benefits	3,600	3,833	3,818
Other liabilities	6,449	6,225	6,344

Total long-term liabilities	16,112	15,649	15,605

LONG-TERM DEBT	9,734	10,666	9,783

CURRENT LIABILITIES
Accounts payable	11,672	12,052	10,304
Other creditors and accrued liabilities	11,084	10,753	8,970
Short-term borrowings and bank overdrafts	3,523	10,107	3,835

Total current liabilities	26,279	32,912	23,109

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	84,161	92,369	79,963

CONSOLIDATED STATEMENTS OF CASH FLOWS
Total

				For the year	For the year
Fourth quarter	Fourth quarter			ended 31,	ended 31,
2004	2003		Amounts in millions of euros	December	December
(unaudited )	(unaudited	)		2004	2003

			CASH FLOW FROM OPERATING ACTIVITIES

3,314	1,632		Consolidated net income	9,872	7,219

2,115	1,401		Depreciation, depletion, and amortization	6,090	5,305

479	201		Long-term liabilities, valuation allowances, and deferred taxes	466	(208)
(181)	(170)		Impact of coverage of pension benefit plans	(181)	(170)
151	108		Unsuccessful exploration costs	414	359
(2,936)	55		(Gains)/Losses on sales of assets	(3,078)	182
707	(114)		Equity in income of affiliates (in excess of)/less than dividends received	216	(603)
16	12		Other changes, net	158	21

3,665	3,125		Cash flow from operating activities before changes in working capital	13,957	12,105
23	(843)		(Increase)/Decrease in operating assets and liabilities	472	382

3,688	2,282		CASH FLOW FROM OPERATING ACTIVITIES (1)	14,429	12,487

			CASH FLOW USED IN INVESTING ACTIVITIES

(2,670)	(2,450)		Intangible assets and property, plant, and equipment additions	(7,167)	(6,365)
(136)	(109)		Exploration expenditures charged to expenses	(374)	(343)
(94)	(84)		Acquisitions of subsidiaries, net of cash acquired	(131)	(421)
(101)	(43)		Investments in equity affiliates and other securities	(209)	(123)
(191)	(124)		Increase in long-term loans	(787)	(476)

(3,192)	(2,810)		Total expenditures	(8,668)	(7,728)
54	167		Proceeds from sale of intangible assets and property, plant, and equipment	225	315
—	86		Proceeds from sale of subsidiaries, net of cash sold	1	820
359	129		Proceeds from sale of non-current investments	408	218
241	196		Repayment of long-term loans	558	525

654	578		Total divestitures	1,192	1,878
6	8		(Increase)/Decrease in short-term investments	55	116

(2,532)	(2,224)		CASH FLOW USED IN INVESTING ACTIVITIES	(7,421)	(5,734)

			CASH FLOW USED IN FINANCING ACTIVITIES

			Issuance and repayment of shares:
—	—		Parent company’s shareholders	371	69
(991)	(478)		Purchase of treasury shares	(3,554)	(3,994)
44	39		Minority shareholders	162	76
(241)	—		Subsidiaries’ redeemable preferred shares	(241)	—
			Cash dividends paid:
(1,440)	—		— Parent company’s shareholders	(4,293)	(2,571)
(62)	(10)		— Minority shareholders	(207)	(124)
549	830		Net issuance/(repayment) of long-term debt	2,249	2,108
(7,384)	(5,223)		Increase/(Decrease) in short-term borrowings and bank overdrafts	(2,195)	(2,153)
(4)	(1)		Other changes, net	(6)	(5)

(9,529)	(4,843)		CASH FLOW USED IN FINANCING ACTIVITIES	(7,714)	(6,594)

(8,373)	(4,785)		Net increase/decrease in cash and cash equivalents	(706)	159
(313)	(55)		Effect of exchange rates and changes in reporting entity on cash and cash equivalents	(293)	(289)
12,523	9,676		Cash and cash equivalents at the beginning of the year	4,836	4,966

3,837	4,836		CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	3,837	4,836

(1) Including payments relating to the Toulouse AZF plant explosion, offset by a long-term liability write-back of 29 million of euros for the fourth quarter 2004, 316 million of euros for the year ended December 31, 2004.

BUSINESS SEGMENTS INFORMATION
Total
(unaudited)

	Amounts in millions of euros

Fourth quarter 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	6,448	23,139	5,245	—		34,832
Intersegment sales	3,792	802	188	55	(4,837)	—

Total sales	10,240	23,941	5,433	55	(4,837)	34,832

Depreciation, depletion, and amortization of tangible assets	(736)	(278)	(775)	(5)		(1,794)

Operating income	3,460	1,108	(338)	(75)		4,155

Amortization of intangible assets and acquisition goodwill	(73)	(28)	(197)	(6)		(304)
Equity in income (loss) of affiliates and other items	(175)	18	(85)	2,200		1,958
Tax on net operating income	(1,938)	(341)	156	(320)		(2,443)

Net operating income	1,274	757	(464)	1,799		3,366

Net cost of net debt						(49)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(80)

Net income						3,237

Fourth quarter 2004
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	—	(34)	(593)	—		(627)

Operating income	—	(84)	(763)	—		(847)

Amortization of intangible assets and acquisition goodwill	(68)	—	(155)	—		(223)
Equity in income (loss) of affiliates and other items	(104)	(25)	(73)	2,200		1,998
Tax on net operating income	24	32	279	(383)		(48)

Net operating income	(148)	(77)	(712)	1,817		880

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(9)

Net income						871

Fourth quarter 2004
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	6,448	23,139	5,245	—		34,832
Intersegment sales	3,792	802	188	55	(4,837)	—

Total sales	10,240	23,941	5,433	55	(4,837)	34,832

Depreciation, depletion, and amortization of tangible assets	(736)	(244)	(182)	(5)		(1,167)

Operating income	3,460	1,192	425	(75)		5,002

Amortization of intangible assets and acquisition goodwill	(5)	(28)	(42)	(6)		(81)
Equity in income (loss) of affiliates and other items	(71)	43	(12)	—		(40)
Tax on net operating income	(1,962)	(373)	(123)	63		(2,395)

Net operating income	1,422	834	248	(18)		2,486

Net cost of net debt						(49)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(71)

Net income						2,366

Sanofi-Aventis merger accounting adjustments

Adjustment for equity share of amortization of goodwill and intangible assets						153

Adjusted net income						2,519

Fourth quarter 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,246	623	292	31		3,192
Divestitures at selling price	322	73	54	205		654
Cash flow from operating activities (1)	3,077	159	327	125		3,688

(1) In the Chemicals segment, this figure amounts to 356 millions of euros excluding an amount of 29 millions of euros paid relating to the Toulouse AZF plant explosion.

BUSINESS SEGMENTS INFORMATION
Total
(unaudited)

	Amounts in millions of euros

Fourth quarter 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,151	18,041	4,335	6		27,533
Intersegment sales	2,896	577	176	34	(3,683)	—

Total sales	8,047	18,618	4,511	40	(3,683)	27,533

Depreciation, depletion, and amortization of tangible assets	(842)	(228)	(225)	(10)		(1,305)

Operating income	2,652	400	132	(46)		3,138

Amortization of intangible assets and acquisition goodwill	(11)	(26)	(45)	(6)		(88)
Equity in income (loss) of affiliates and other items	70	(124)	(225)	123		(156)
Tax on net operating income	(1,316)	(68)	37	139		(1,208)

Net operating income	1,395	182	(101)	210		1,686

Net cost of net debt						(53)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(43)

Net income						1,590

Fourth quarter 2003
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	—	—	(17)	—		(17)

Operating income	—	—	(25)	—		(25)

Amortization of intangible assets and acquisition goodwill	—	—	—	—		—
Equity in income (loss) of affiliates and other items	—	—	(217)	—		(217)
Tax on net operating income	—	—	85	—		85

Net operating income	—	—	(157)	—		(157)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						—

Net income						(157)

Fourth quarter 2003
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,151	18,041	4,335	6		27,533
Intersegment sales	2,896	577	176	34	(3,683)	—

Total sales	8,047	18,618	4,511	40	(3,683)	27,533

Depreciation, depletion, and amortization of tangible assets	(842)	(228)	(208)	(10)		(1,288)

Operating income	2,652	400	157	(46)		3,163

Amortization of intangible assets and acquisition goodwill	(11)	(26)	(45)	(6)		(88)
Equity in income (loss) of affiliates and other items	70	(124)	(8)	123		61
Tax on net operating income	(1,316)	(68)	(48)	139		(1,293)

Net operating income	1,395	182	56	210		1,843

Net cost of net debt						(53)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(43)

Net income						1,747

Fourth quarter 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	1,748	704	327	31		2,810
Divestitures at selling price	119	346	94	19		578
Cash flow from operating activities (1)	2,190	(213)	172	133		2,282

(1) In the Chemicals segment, this figure amounts to 257 millions of euros excluding an amount of 85 millions of euros paid relating to the Toulouse AZF plant explosion.

BUSINESS SEGMENTS INFORMATION
Total

	Amounts in millions of euros

For the year ended 31, December 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	21,995	80,640	20,042	23		122,700
Intersegment sales	14,208	2,836	699	183	(17,926)	—

Total sales	36,203	83,476	20,741	206	(17,926)	122,700

Depreciation, depletion, and amortization of tangible assets	(3,196)	(918)	(1,353)	(31)		(5,498)

Operating income	12,820	3,133	323	(215)		16,061

Amortization of intangible assets and acquisition goodwill	(89)	(112)	(284)	(33)		(518)
Equity in income (loss) of affiliates and other items	228	170	(265)	2,691		2,824
Tax on net operating income	(7,273)	(966)	23	(152)		(8,368)

Net operating income	5,686	2,225	(203)	2,291		9,999

Net cost of net debt						(121)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(266)

Net income						9,612

For the year ended 31, December 2004
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	—	(34)	(593)	—		(627)

Operating income	—	(84)	(763)	—		(847)

Amortization of intangible assets and acquisition goodwill	(68)	—	(155)	—		(223)
Equity in income (loss) of affiliates and other items	(104)	(25)	(293)	2,200		1,778
Tax on net operating income	24	32	352	(383)		25

Net operating income	(148)	(77)	(859)	1,817		733

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(7)

Net income						726

For the year ended 31, December 2004
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	21,995	80,640	20,042	23		122,700
Intersegment sales	14,208	2,836	699	183	(17,926)	—

Total sales	36,203	83,476	20,741	206	(17,926)	122,700

Depreciation, depletion, and amortization of tangible assets	(3,196)	(884)	(760)	(31)		(4,871)

Operating income	12,820	3,217	1,086	(215)		16,908

Amortization of intangible assets and acquisition goodwill	(21)	(112)	(129)	(33)		(295)
Equity in income (loss) of affiliates and other items	332	195	28	491		1,046
Tax on net operating income	(7,297)	(998)	(329)	231		(8,393)

Net operating income	5,834	2,302	656	474		9,266

Net cost of net debt						(121)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(259)

Net income						8,886

Sanofi-Aventis merger accounting adjustments

Adjustment for equity share of amortization of goodwill and intangible assets						153

Adjusted net income						9,039

For the year ended 31, December 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	6,170	1,516	905	77		8,668
Divestitures at selling price	637	200	122	233		1,192
Cash flow from operating activities (1)	10,316	3,111	556	446		14,429

(1) In the Chemicals segment, this figure amounts to 872 millions of euros excluding an amount of 316 millions of euros paid relating to the Toulouse AZF plant explosion.

Balance sheet as of December 31, 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Property, plant, and equipment, net	24,143	6,904	5,188	187		36,422
Intangible assets, net	263	566	1,020	59		1,908
Investments in equity affiliates	1,430	1,241	554	5,772		8,997
Total non-current assets	27,715	10,046	7,744	7,028		52,533
Capital employed (2)	16,442	9,623	8,338	5,703		40,106

(2) After taking into account, in the Chemicals segment, a pre-tax contingency reserve (civil liability) of 110 million of euros related to Toulouse AZF plant explosion.

BUSINESS SEGMENTS INFORMATION
Total

	Amounts in millions of euros

For the year ended 31, December 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	18,704	68,658	17,260	30		104,652
Intersegment sales	11,546	2,289	590	115	(14,540)	—

Total sales	30,250	70,947	17,850	145	(14,540)	104,652

Depreciation, depletion, and amortization of tangible assets	(3,289)	(880)	(773)	(35)		(4,977)

Operating income	10,476	1,970	533	(209)		12,770

Amortization of intangible assets and acquisition goodwill	(22)	(98)	(151)	(22)		(293)
Equity in income (loss) of affiliates and other items	265	109	(614)	569		329
Tax on net operating income	(5,460)	(521)	137	424		(5,420)

Net operating income	5,259	1,460	(95)	762		7,386

Net cost of net debt						(162)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(199)

Net income						7,025

For the year ended 31, December 2003
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	—	—	(17)	—		(17)

Operating income	—	—	(25)	—		(25)

Amortization of intangible assets and acquisition goodwill	—	—	—	—		—
Equity in income (loss) of affiliates and other items	—	—	(430)	40		(390)
Tax on net operating income	—	—	106	(10)		96

Net operating income	—	—	(349)	30		(319)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						—

Net income						(319)

For the year ended 31, December 2003
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	18,704	68,658	17,260	30		104,652
Intersegment sales	11,546	2,289	590	115	(14,540)	—

Total sales	30,250	70,947	17,850	145	(14,540)	104,652

Depreciation, depletion, and amortization of tangible assets	(3,289)	(880)	(756)	(35)		(4,960)

Operating income	10,476	1,970	558	(209)		12,795

Amortization of intangible assets and acquisition goodwill	(22)	(98)	(151)	(22)		(293)
Equity in income (loss) of affiliates and other items	265	109	(184)	529		719
Tax on net operating income	(5,460)	(521)	31	434		(5,516)

Net operating income	5,259	1,460	254	732		7,705

Net cost of net debt						(162)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(199)

Net income						7,344

For the year ended 31, December 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	5,302	1,235	1,115	76		7,728
Divestitures at selling price	428	466	891	93		1,878
Cash flow from operating activities (1)	9,214	3,099	268	(94)		12,487

(1) In the Chemicals segment, this figure amounts to 987 millions of euros excluding an amount of 719 millions of euros paid relating to the Toulouse AZF plant explosion.

Balance sheet as of December 31, 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Property, plant, and equipment, net	23,443	6,750	5,867	226		36,286
Intangible assets, net	196	496	1,281	44		2,017
Investments in equity affiliates	1,564	1,057	545	3,703		6,869
Total non-current assets	27,104	9,586	8,482	5,278		50,450
Capital employed (2)	16,777	9,064	8,702	4,301		38,844

(2) After taking into account, in the Chemicals segment, a pre-tax contingency reserve (civil liability) of 276 million of euros related to Toulouse AZF plant explosion.

CONSOLIDATED STATEMENTS OF INCOME (Impact of special items)
Total

	For the year ended 31, December 2004			For the year ended
				31, December 2003

			Consolidated
Amounts in millions of euros	Adjusted for		statement of	Adjusted for
	special items	Special items	income	special items

Total sales	122,700	—	122,700	104,652
Operating expenses	(100,921)	(220)	(101,141)	(86,897)
Depreciation, depletion, and amortization of tangible assets	(4,871)	(627)	(5,498)	(4,960)

Operating income
Corporate	(215)	—	(215)	(209)
Business segments	17,123	(847)	16,276	13,004

Total operating income	16,908	(847)	16,061	12,795

Interest expense, net	(234)	—	(234)	(232)
Dividend income on non-consolidated subsidiaries	164	—	164	152
Dividends on subsidiaries’ redeemable preferred shares	(6)	—	(6)	(5)
Other income (expense), net	(403)	2,577	2,174	(670)
Provision for income taxes	(8,341)	25	(8,316)	(5,449)
Equity in income (loss) of affiliates	1,164	(827)	337	1,086

Income before amortization of acquisition goodwill	9,252	928	10,180	7,677

Amortization of acquisition goodwill	(113)	(195)	(308)	(139)

Consolidated net income	9,139	733	9,872	7,538

of which minority interest	253	7	260	194

NET INCOME	8,886	726	9,612	7,344

		Fourth quarter		Fourth quarter
		2004		2003
		(unaudited)		(unaudited)

			Consolidated
Amounts in millions of euros	Adjusted for		statement of	Adjusted for
	special items	Special items	income	special items

Total sales	34,832	—	34,832	27,533
Operating expenses	(28,663)	(220)	(28,883)	(23,082)
Depreciation, depletion, and amortization of tangible assets	(1,167)	(627)	(1,794)	(1,288)

Operating income
Corporate	(75)	—	(75)	(46)
Business segments	5,077	(847)	4,230	3,209

Total operating income	5,002	(847)	4,155	3,163

Interest expense, net	(118)	—	(118)	(121)
Dividend income on non-consolidated subsidiaries	29	—	29	56
Dividends on subsidiaries’ redeemable preferred shares	(3)	—	(3)	(1)
Other income (expense), net	(219)	2,797	2,578	(215)
Provision for income taxes	(2,379)	(48)	(2,427)	(1,270)
Equity in income (loss) of affiliates	152	(827)	(675)	218

Income before amortization of acquisition goodwill	2,464	1,075	3,539	1,830

Amortization of acquisition goodwill	(30)	(195)	(225)	(41)

Consolidated net income	2,434	880	3,314	1,789

of which minority interest	68	9	77	42

NET INCOME	2,366	871	3,237	1,747